UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FTC Solar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30320C103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30320C103	13G

1	NAMES OF REPORTING PERSONS South Lake One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,867,592
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,867,592
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,867,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30320C103	13G

1	NAMES OF REPORTING PERSONS South Cone Investments Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,867,592
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,867,592
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,867,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30320C103	13G

1	NAMES OF REPORTING PERSONS South Lake Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,867,592
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,867,592
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,867,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)	Name of Issuer: FTC Solar, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759

Item 2.

(a)	Name of Person Filing This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (i) South Lake One LLC (“South Lake One”); (ii) South Cone Investments Limited Partnership (“South Cone”), and (iii) South Lake Management LLC (“South Lake Management”).

South Lake Management is controlled and managed by the Class A and Class B members of its Board of Managers whereby no member of the Board of Manager has direct or indirect control of South Lake Management, and no member of South Lake Management individually has the power to control South Lake Management or replace its Board of Managers. South Lake Management directly controls South Cone as its general partner with the power to manage South Cone. South Cone directly owns 100% of the issued and outstanding membership interest of South Lake One. South Lake One is managed by the Class A and Class B members its Board of Managers whereby no member of the Board of Manager has direct or indirect control of South Lake One. South Cone, as the sole member of South Lake One, has the power to control South Lake One and replace its Board of Managers.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each Reporting Person is:

5711 Pdte. Riesco, office No. 1603

Las Condes, Santiago

Chile

(c)	Citizenship: South Lake One is organized under the laws of the State of Delaware. South Cone is a limited partnership organized under the laws of Ontario, Canada. South Lake Management is a limited liability company organized under the laws of the State of Delaware.

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share.

(e)	CUSIP Number: 30320C103

Item 3.

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for South Lake and is incorporated herein by reference.

South Lake One directly holds an aggregate of 14,867,592 shares of Common Stock of the Issuer, representing 14.16% of the issued and outstanding shares of Common Stock of the Issuer.

South Cone indirectly holds an aggregate of 14,867,592 shares of Common Stock of the Issuer, representing 14.16% of the issued and outstanding shares of Common Stock of the Issuer.

South Lake Management indirectly holds an aggregate of 14,867,592 shares of Common Stock of the Issuer, representing 14.16% of the issued and outstanding shares of Common Stock of the Issuer.

The shares of Common Stock owned by the Reporting Persons as a percentage of the outstanding shares of Common Stock of the Issuer presented in this Statement is based upon 105,032,588 shares of the Issuer’s Common Stock outstanding as of December 31, 2022, which was provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2023

South Lake One LLC

By:	/s/ Isidoro Quiroga Cortés
Name: Isidoro Quiroga Cortés
Title: Manager

By:	/s/ Luis Felipe Correa González
Name: Luis Felipe Correa González
Title: Manager

South Cone Investments Limited Partnership

By	South Lake Management LLC,
as General Partner

	By:	/s/ Isidoro Quiroga Cortés
Name: Isidoro Quiroga Cortés
Title: Manager

	By:	/s/ Luis Felipe Correa González
Name: Luis Felipe Correa González
Title: Manager

South Lake Management LLC

By:	/s/ Isidoro Quiroga Cortés
Name: Isidoro Quiroga Cortés
Title: Manager

By:	/s/ Luis Felipe Correa González
Name: Luis Felipe Correa González
Title: Manager